COLLATERAL ASSIGNMENT AND PLEDGE
OF MEMBERSHIP INTERESTS AND SECURITY AGREEMENT

THIS COLLATERAL ASSIGNMENT AND PLEDGE OF MEMBERSHIP INTERESTS AND SECURITY AGREEMENT (this "**Assignment**") made as of September 1, 2021, by ANTHONY CAIOLA, an individual revising in the state of Pennsylvania ("Caiola") and BACK 40 FUNDING LLC, a Pennsylvania limited liability company ("Back 40" together with Caiola and the successors and/or assigns of each, the "**Assignor**") in favor of **PRESERVATION COLLABORATIVE COLLATERAL AGENT LLC**, a New York limited liability company, solely in its capacity as the collateral agent on behalf of the Holders (as such term is defined in the Note Indenture) (together with its successors and/or assigns, the "**Assignee**") with reference to following facts:

A.   Back 40 and Caiola are each a member of 602 Hannah St. LLC, a Pennsylvania limited liability company (the "**Owner**"). Assignor is indebted to Holders in an aggregate principal amount not to exceed $100,000 (the "**Loan**") pursuant to that certain Promissory Note (the "**Note**"), of even date herewith; and

B.   As additional collateral for the Assignor's obligations under the Note, the Assignor has agreed to procure and deliver to the Assignee this Assignment; and

C.   The Assignor owns 100% of the member interests in the Owner and has all rights to manage Owner, and the Assignor desires to pledge its interests in the Owner in order to induce the Holders to make the Loan to Assignor.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Assignee and the Assignor hereby agree as follows:

1.   As collateral security for Assignor's obligations under the Note, the Assignor hereby pledges and assigns and grants a first and superior security interest in and to all of its rights, title and interest as member and manager of the Owner including, without limitation, its interest in the income, distributions, repayment of capital contributions, any and all loans made by the Owner to any person or entity, proceeds and any other sums, payments, fees or amounts to which the Assignor may be entitled under the Operating Agreement of the Owner (the "**Operating Agreement**"), in every case whether now existing or hereafter acquired (collectively, the "**Collateral**").

2.   Upon the occurrence of an Event of Default (as defined in that certain Mortgage and Security Agreement of even date herewith made by Assignor to Assignee) under the Note, any profits (but not losses), incomes, contributions, proceeds and any other sums, fees or amounts which the Assignor receives or is entitled to from the Owner will be immediately delivered by the Owner to the Assignee as cash collateral to be held by the Assignee for the purpose of securing the payment and performance by Assignor under Note or, in the sole discretion of Assignee, to be applied by Assignee to amounts due under the Note. The Assignee shall release the cash and deliver the balance thereof remaining on deposit with it to the Assignor upon the payment in full of all amounts due under the Note.

3.   Upon (i) the repayment of all of the outstanding principal, accrued interest and other payments due under the Note and (ii) the full satisfaction of all obligations of the Assignor to the Assignee, the interests in the Owner assigned to the Assignee pursuant to Paragraph 1 hereof shall be automatically reassigned by the Assignee to the Assignor without recourse, representation or warranty and upon such full satisfaction and repayment Assignee consents to the filing of a UCC-3 termination statement by, or on behalf of Assignor and warrants to acknowledge the termination of this assignment and such assignment of the interests in the Owner.

4.   The Assignor represents, covenants and warrants that it is the legal and beneficial owner of the Collateral and has not, and until the Loan has been fully satisfied and repaid, will not, enter into any assignment, mortgage, pledge or other instrument which transfers or encumbers all or any part of its interest in the Owner or all or any part of its rights to receive income, contributions, proceeds, profits or distributions thereof assigned hereby without the prior written consent of the Assignee.

5.   The Assignor agrees not to amend or voluntarily permit the amendment of the Operating Agreement which would in any manner materially adversely affect this Assignment and/or the rights of the Assignee hereunder without the written consent of Assignee which consent shall not be unreasonably withheld.

6.   The Assignor covenants and agrees not to voluntarily withdraw as a Member of the Owner without the prior written consent of Assignee.

7.   The covenants provided for in this Assignment shall be binding upon the successors and assigns of the parties hereto.

8.   This Assignment shall be governed by the laws of the State of Pennsylvania.

9.   Neither this Assignment nor any provision hereof may be amended, modified, waived, discharged or terminated orally, but only by an instrument in writing duly signed by or on behalf of the Assignor or the Assignee.

10.   The Assignor represents and warrants that it owns one hundred percent (100%) of the membership interests in the Owner and has all rights to manage Owner. There are no other members or managers of Owner.

11.   In accordance with the laws of the State of Pennsylvania and as part of the consideration for making the Loan, the Assignor and Assignee consent to the non-exclusive jurisdiction of any local, state or federal court located within Clearfield County with respect to any action, grant or proceeding relating to or arising out of this Assignment and further consent that all service of process may be made by registered mail to its address set forth below and service so made shall be deemed completed five (5) days after the same shall have been mailed.

12.   The Assignor covenants and agrees to execute such reasonable additional documents and to take such further actions as may be reasonably required to carry out the provisions and intent of this Assignment including, without limitation, filing a financing statement or statements and continuations thereof to the extent required by applicable law. The

Assignor hereby authorizes Assignee to file UCC financing statements (including so-called "all asset filings") in order to perfect the security interest granted hereunder in the Collateral without Assignor's signature. In addition, Assignor grants to Assignee a power of attorney coupled with an interest to effectuate the terms of the foregoing sentence and to file all continuations, renewals or amended financing statements without the signature of Assignor.

13.   Upon the occurrence of and during the continuance of an Event of Default under the Note, the Assignee shall have:

(a)   the right to sell the Collateral at one or more public or private sales at such price and on such terms as Assignee in its discretion accepts, for cash, upon or for future delivery. Upon any such sale the Assignee shall have the right to assign, transfer and deliver to the purchaser or purchasers thereof the Collateral. Such purchaser at any such sale shall hold the Collateral sold absolutely free from any claim or right on the part of the Assignor, and the Assignor hereby waives (to the extent permitted by law) all rights of redemption, stay or appraisal which it has or may have under any rule of law or statute now existing or hereafter adopted. The Assignee shall give the Assignor twenty-one (21) days' written notice by registered or certified mail, postage prepaid, return receipt requested (which Assignor acknowledges is reasonable and sufficient), of the Assignee's intention to make any such public or private sale. Such notice, in the case of public sale, shall state the time and place fixed for such sale. Any such public sale shall be held at such time or times within ordinary business hours and at such place or places as the Assignee may fix in the notice of such sale. The Assignee shall not be obligated to make any sale of the Collateral if it shall determine not to do so, regardless of the fact that notice of such sale of the Collateral may have been given. The Assignee may, upon one (1) business day's written notice, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for sale, and such sale may, without further notice, to which the same was so adjourned. In case sale of all or any part of the Collateral is made on credit or for future delivery, the Collateral so sold may be retained by the Assignee until the sale price is paid by the purchaser or purchasers thereof, but the Assignee shall not incur any liability in case any such purchaser or purchasers shall fail to take up and pay for the Collateral so sold, and, in case of any such failure, such Collateral may be sold again upon like notice. As an alternative to exercising the power of sale herein conferred upon it, the Assignee may proceed by a suit or suits at law or in equity to foreclose this Assignment and to sell the Collateral, or any portion thereof, pursuant to a judgment or decree of a court of competent jurisdiction;

(b)   the right to appoint a receiver to operate the Owner or to operate Owner in Assignee's own name;

(c)   such other rights with respect to the Collateral as shall be afforded to secured parties by the Uniform Commercial Code of the State of Pennsylvania including, but not limited to, the right to setoff against the Assignor;

(d)   to apply any proceeds of any disposition of the Collateral to the payment of expenses of the Assignee in connection with the exercise of its rights or remedies, including reasonable fees and expenses of attorneys, and any balance of such proceeds shall be applied first

3

by the Assignee to the satisfaction of the Assignor's obligations under the Note and any balance shall be paid to the party as shall be entitled thereto pursuant to law; and/or

14.   The Assignor hereby waives any right to require that the Assignee proceed against any real or personal property or any guaranty given as security for the Loan whether or not existing or hereafter given, before exercising its rights and remedies with respect to the Collateral.

15.   For so long as no Event of Default has occurred under the documents executed in connection with the Loan, Assignor may exercise all of its rights with respect to the Owner, including without limitation, its rights to vote and otherwise manage the Owner.

16.   No remedy herein conferred upon or reserved to the Assignee is intended to be exclusive of any other remedy, and such remedies shall be cumulative and shall be in addition to every other remedy given hereunder. No delay or omission of the Assignee in exercising any right or power shall be construed to be a waiver of any default or any acquiescence therein, and every power and remedy given by the Assignment to the Assignee may be exercised from time to time as often as may be deemed expedient by the Assignee. In addition to all other remedies provided in this Assignment, the Assignee shall be entitled, to the extent permitted by applicable law, to injunctive relief in case of the violation, or attempted or threatened violation, of any of the provisions of this Assignment and to a decree compelling performance of any of the provisions of this Assignment.

17.   The Assignee shall not be obligated to perform or discharge, nor does it hereby undertake to perform or discharge any obligation, duty or liability under the Collateral and the Assignor shall and does hereby agree to indemnify the Assignee for and to hold the Assignee harmless of and from any and all liability, loss or damage which it may or might incur under the Collateral or under or by reason of the Assignment of the Collateral and of and from any and all claims and demands whatsoever which may be asserted against it by reason of any alleged obligations or undertaking on its part to perform or discharge any of the terms, covenants or agreements contained therein or by reason of this Assignment, in each case to the extent arising prior to Assignee foreclosing upon or taking an assignment in lieu of foreclosure of the Collateral. Should the Assignee incur any such liability, loss or damage under or by reason of the assignment thereof or in the defense or any such claims or demands, the amount thereof including costs, expenses and reasonable attorney's fees shall be secured hereby and the Assignor shall reimburse the Assignee therefor immediately upon demand.

18.   This Assignment may be executed in counterparts, each of which, when taken together, shall be construed as one and the same instrument.

19.   The Assignor hereby irrevocably and unconditionally waives any and all right to trial by jury in any action, suit or counterclaim arising with, out of or otherwise relating to this Assignment.

20.   All notices, demands and other communications provided for herein shall be deemed received upon personal delivery or delivery by national overnight delivery service (e.g. FedEx) to Assignor or Assignee at the following addresses:

If to Assignor:

        Back 40 Funding LLC
        518 Ogden Avenue
        Clearfield, Pennsylvania 16830
        Attention: Anthony Caiola

And

        Anthony Caiola
        518 Ogden Avenue
        Clearfield, Pennsylvania 16830

If to Assignee:

        Preservation Collaborative Collateral Agent LLC
        170 Florida Street,
        Buffalo, New York 14208
        Attn: Richard T. Rogers, Esq.

    21.   This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, e.g., via DocuSign or Hellosign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, Assignor has duly executed this Assignment, as of the day and year first written above.

BACK 40 FUNDING LLC

DocuSigned by:
By: Anthony J Caiola
31050F62C3824E0...
Name: Anthony Caiola
Title: Principal

DocuSigned by:
Anthony J Caiola
31050F62C3824E0...
ANTHONY CAIOLA

The Owner hereby acknowledges execution of this Assignment by Assignor:

602 HANNAH ST. LLC,
a Pennsylvania limited liability company

DocuSigned by:
By: Anthony J Caiola
31050F62C3824E0...
Name: Anthony Caiola
Title: Member